U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR


For Period Ended:          September 30, 1996
                 ---------------------------------------------------------------

[ ]  Transition  Report  on Form  10-K     [ ]  Transition  Report  on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form 11-K
[ ] Transition Report on N-SAR


For the Transition Period Ended:
                                ------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Parts I and II
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Part I -- Registrant Information


Full Name of Registrant  Mediware Information Systems, Inc.
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Former Name if Applicable  NA
                           --

1121 Old Walt Whitman Road
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Address of Principal Executive Office (Street and Number)


Melville, New York  11747-3005
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(City, State and Zip Code)

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PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

State below in reasonable detail the reasons why 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is unable to file its Quarterly Report on Form 10- QSB for the quarter ended September 30, 1996 for the following reasons: The Registrant's financial statements for the fiscal year ended June 30, 1996 have only recently been completed due to the time required to prepare the proper presentation of matters relating to a significant acquisition completed in June 1996, and more particularly the renegotiation of the payment terms which were concluded late last month. The lateness of the June 30, 1996 financial statements and the review of the Registrant's activities in carrying out the obligations undertaken in connection with the acquisition have prevented the Registrant from timely completing its Quarterly Report on Form 10-QSB without unreasonable effort or expense.


PART IV -- Other Information

(1) Name and telephone number of person to contact in regard to notification

   Les Dace                      408                 438-4735
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   (Name)                    (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the


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Investment  Company  Act of 1940  during  the  preceding  12  months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [X] Yes                   [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes                   [X] No

         It is expected that the net results of operations for the first quarter of fiscal 1997 will be comparable to the net results of operations for the first quarter of fiscal 1996.


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Mediware Information Systems, Inc.
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                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date November 15, 1996                         By    s/s Les Dace
                                                 ------------------
                                                 Les Dace, President



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